Exhibit 12.1

Ladder Capital Corp
Ratio of Earnings to Fixed Charges
($ in thousands)

	Year Ended December 31,
	2017	2016	2015	2014	2013

Earnings:
Income (loss) before taxes	$133,591	$120,040	$160,691	$124,231	$192,463
Earnings from investment in unconsolidated joint ventures	(89)	(426)	(371)	(1,990)	(3,203)
Distribution of income from unconsolidated joint ventures	—	1,017	294	1,957	3,894
Fixed charges	146,489	121,217	113,801	78,168	49,356
	$279,991	$241,848	$274,415	$202,366	$242,510

Fixed Charges:
Interest expense	$146,118	$120,827	$113,303	$77,574	$48,745
Operating lease rental expense (1)	371	390	498	594	611
	$146,489	$121,217	$113,801	$78,168	$49,356

Ratio of Earnings to Fixed Charges:	1.91	2.00	2.41	2.59	4.91

(1)         Operating lease rental expense that is representative of the interest factor (generally presumed to be 1/3).